ROBERT A. FREEDMAN	March 3, 2014	EMAIL RFREEDMAN@FENWICK.COM Direct Dial (650) 335-7292

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Gabriel Eckstein, Staff Attorney
Barbara C. Jacobs – Assistant Director
Mark P. Shuman, Branch Chief – Legal
Stephen Krikorian, Accountant Branch Chief
Melissa Walsh, Staff Accountant

Re:	Castlight Health, Inc.
Registration Statement on Form S-1
File No. 333-193840

Ladies and Gentlemen:

On behalf of Castlight Health, Inc. (the “Company”), we are transmitting this letter in response to comments received from the staff (“Staff”) of the Securities and Exchange Commission (“Commission”) by letter dated February 26, 2014, with respect to the registration statement on Form S-1 (File No. 333-193840) (the “Registration Statement”) that was initially filed with the Commission on February 10, 2014. This letter is being submitted together with the Company’s Amendment No. 1 to the Registration Statement on Form S-1 filed with the Commission on March 3, 2014 (“Amendment No. 1”). The numbered paragraphs below correspond to the numbered comments in that letter; the Staff’s comments are presented in bold italics. For the convenience of the Staff, we have also enclosed with the copy of this letter that is being transmitted via overnight courier, four copies of Amendment No. 1 that are marked to show changes from the Registration Statement previously filed on February 10, 2014, and one copy of the exhibits filed with Amendment No. 1.

In addition to addressing the comments raised by the Staff in its letter, the Company has revised Amendment No. 1 to provide a price range and the number of shares of common stock to be offered, to file the remaining exhibits to the Registration Statement and to include certain other disclosures. The Company is also supplementally providing to the Staff support for its modified statement on page 72 as Attachment A to the copy of this letter that is being transmitted by overnight courier. The source is marked to highlight the applicable section containing the statistic, or the data supporting the statistic, and cross-referenced to the appropriate location in the prospectus.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Backlog, page 47

1.	Please briefly summarize why you are unable to estimate the portion of the backlog expected to be filled within the current fiscal year more precisely.

In response to the Staff’s comment, the Company has revised its disclosure on pages 60 and 61 to indicate that it expects to fulfill a substantial majority of both its non-cancelable backlog and total backlog after 2014 and to explain that the Company is unable to estimate the portion of its non-cancelable backlog and total backlog more precisely due to the variation in implementation timelines.

Business, page 71

2.	Please provide a description of the material terms, including the rights and obligations, under the Master Services Agreement in exhibit 10.11. In this regard, we note your disclosure at the top of page 19.

In response to the Staff’s comment, the Company has revised its disclosure on page 82 to disclose the material terms of its master services agreement with the Administrative Committee of the Wal-Mart Stores, Inc., Associates’ Health and Welfare Plan.

Management

Compensation Committee Interlocks and Insider Participation, page 97

3.	Regarding your cross-reference in response to prior comment 4, please expand your discussion under the interlocks heading to state the class and number of shares purchased by the affiliates of the compensation committee member, as well as the amount paid.

In response to the Staff’s comment, the Company has expanded its disclosure on page 98 to state the class and number of shares purchased and the amount paid for such shares by affiliates of Bryan Roberts, a member of the Company’s compensation committee.

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Please feel free to contact me at (650) 335-7292 should you have any questions or if we can be of further assistance in this regard.

Sincerely,

/s/ Robert A. Freedman

Robert A. Freedman

Fenwick & West LLP

Enclosures

cc:	Giovanni M. Colella, Chief Executive Officer
John C. Doyle, Chief Financial Officer
Castlight Health, Inc.

Gordon K. Davidson, Esq.
Matthew Rossiter, Esq.
Fenwick & West LLP

Alex Bender
Wendy Craig
Ernst & Young LLP

Eric C. Jensen, Esq.
Charlie S. Kim, Esq.
Andrew S. Williamson, Esq.
Cooley LLP